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File No. 70-9985

SECURITIES AND EXCHANGE COMMISSION

CERTIFICATE OF NOTIFICATION
(RULE 24)

E.ON AG

        In accordance with the order of the Securities and Exchange Commission dated June 14, 2002, Holding Company Act Release No. 27539 (the "Order"), as supplemented by Holding Co. Act Release No. 27888 (Dec. 29, 2003) (the "Supplemental Order"), E.ON AG ("E.ON") hereby submits its report for the semiannual period ended December 31, 2003 (the "Reporting Period"). Following is a listing of the applicable reporting requirements contained in the Order and the Supplemental Order (each, a "Reporting Requirement"), together with the responses thereto. In addition, we have included information with respect to all securities issuances that are exempt under Rule 52, in lieu of any separate filing on Form U-6B-2, as provided in the Order. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meanings set forth in the Order.

Reporting Requirement No. 1:  The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by E.ON during the Reporting Period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Share Issuances:  E.ON did not issue any shares during the Reporting Period. E.ON holds treasury shares for hedging its option scheme (SARs) and for its employee share plan. During 2003, E.ON distributed 200,376 shares to employees who qualified by participating in an employee savings plan.

Debt Issuances:

Date of Issuance	Principal Amount (USD)	Interest Rate	Maturity	Proceeds (Euro)		Proceeds (USD)
Various	—	Various	Short-term	2,079,039,471.19	*	2,597,967,723.20	*

        *Outstanding as of December 31, 2003.

        Exchange rates as of December 31, 2003:

    1 EUR = 0.70360 GBP
    1 EUR = 1.24960 USD
    1 GBP = 1.77601 USD
    1 JPY = 0.00934 USD
    1 CAD = 0.76288 USD

Reporting Requirement No. 2:  The amount of guarantees issued during the Reporting Period by E.ON, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response: None

Reporting Requirement No. 3:  E.ON's aggregate investment, as defined under rule 53, in EWGs and FUCOs as of the end of the Reporting Period in dollars and as a percentage of E.ON's consolidated retained earnings, a description of EWG and FUCO investments made during the Reporting Period and the aggregate investment in EWGs and FUCOs since the date of the Order.

Response:

A.  As of December 31, 2003, E.ON's consolidated retained earnings calculated in accordance with U.S. GAAP was USD $21,216 million.

B.  As of December 31, 2003, E.ON's "consolidated retained earnings" computed in accordance with Rule 53(a) was USD $19,225 million.1

(1)
Average of consolidated retained earnings of E.ON as reported for the semiannual periods ending June 30, 2003 and December 31, 2003.

C.  E.ON's aggregate investment in EWGs and FUCOs as of December 31, 2003 was $12,245 million.

D.  E.ON's aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings (as determined in accordance with Rule 53) was 63.7% as of December 31, 2003.

E.  During the Reporting Period, E.ON made the following investments in EWGs and FUCOs:

Transaction	Amount*
(in millions)
Change in intercompany advances and liabilities of E.ON Finance GmbH and E.ON AG owing to E.ON Energie	(9,814)
Intercompany advances and liabilities owing from Ruhrgas Holding to E.ON Finance GmbH and E.ON AG	4,211
Change in intercompany advances and liabilities of E.ON Finance GmbH owing to Gelsenberg	(137)
Reduction of intercompany debt of Powergen Group Holding	(528)
Other[1]	3

*
Exchange rate effects are included in the above numbers.

(1)
Includes proceeds of sale of Windpower Partners 1993.

F.  E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2003 was $4,264 million.

Reporting Requirement No. 4:  Statement of aggregate investment in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the Reporting Period:

Response:

Total Capitalization as of December 31, 2003: $71,234 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total capitalization: 17.2%.

Net Utility Plant as of December 31, 2003: $41,945 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of net utility plant: 29.2%.

Total Consolidated Assets as of December 31, 2003: $139,768 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of total consolidated assets: 8.8%.

Market Value of Common Equity as of December 31, 2003: $42,415 million.
Ratio of aggregate investment in EWGs/FUCOs as a percentage of market value of common equity: 28.9%.

Reporting Requirement No. 5:  A statement of E.ON's authorized EWG and FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the Reporting Period.

Response:

A.  E.ON's aggregate investment in EWGs and FUCOs (net of repayments) from the date of the Order to December 31, 2003 was $4,264 million.

B.  Limit on additional investments in EWGs and FUCOs as set forth in Order (i.e., $25 billion, plus proceeds of divestments up to $35 billion):                        $25,000 million*

C.  Amount of unused investment authority:                        $20,736 million

*
This does not reflect any proceeds of divestitures.

Reporting Requirement No. 6:  The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by E.ON since the date of the Order, including any Acquisition debt.

Response:    Outstanding as of December 31, 2003

Issuer	Type of Security	Euro	GBP	USD
E.ON	Long-term Debt	12,946,362,636		16,177,774,750
E.ON	Short-term Debt	2,079,039,471		2,597,967,723
E.ON	Guaranties	67,376,138	47,405,851	84,193,222

        Exchange rate: 1 EUR = 1.24960 USD; 1 GBP = 1.77601 USD

Reporting Requirement No. 7:  A list of the securities issued by the Intermediate Companies during the Reporting Period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified.

Response:

Share issuances: None.

Debt Issuances: Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 8:  The amount and terms of any short-term debt issued by LG&E and KU, and a list of the deposits and withdrawals by LG&E and KU from the Utility Money Pool during the Reporting Period.

Response:

Short-Term Debt Issued by LG&E and KU during the Reporting Period (excluding money pool borrowings reported below): None

Net Money Pool Balances as of the End of the Reporting Period by Participating Company*

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$123,562,593
KU		$43,230,542
LG&E		$80,332,051

*
A list of all deposits and withdrawals during the Reporting Period for each company is available to the SEC staff upon request.

Reporting Requirement No. 9:  The amount and terms of any nonexempt financings consummated by LG&E and KU during the Reporting Period.

Response:

Lender	Borrower	Amount	Rate	Maturity	Security
Fidelia Corp.	LG&E	$100,000,000	5.31%	8-15-2013	Subordinated lien
Fidelia Corp.	KU	$75,000,000	5.31%	8-15-2013	Subordinated lien
Fidelia Corp.	KU	$33,000,000	4.24%	11-24-2010	Subordinated lien
Fidelia Corp.	KU	$75,000,000	2.29%	12-19-2005	Subordinated lien

Reporting Requirement No. 10:  The amount and terms of any nonexempt financings consummated by any Non-Utility Subsidiary during the Reporting Period.

Response:

Net Money Pool Balances as of the End of the Reporting Period by Participating Company

Company	Net Amount on Deposit	Net Amount of Borrowings
LG&E Energy	$258,828,082
LG&E Capital Corp.		$249,950,544
LG&E Energy Marketing		$292,277,880
LG&E Power Development	$131,071,736
LG&E Power Inc.	$152,328,606

NOTE: Non-Utility Subsidiaries include only the non-utility subsidiaries of LG&E Energy LLC.

Reporting Requirement No. 11:  A table showing, as of the end of the Reporting Period, the dollar and percentage components of the capital structures of E.ON, LG&E Energy, LG&E and KU.

Response:

For E.ON, see Exhibit A-1 attached hereto.

For LG&E Energy, see Exhibit A-2 attached hereto.

For LG&E and KU, see Exhibit A-3 attached hereto.

Reporting Requirement No. 12:  The amount of any dividends paid out of capital and unearned surplus (including revaluation reserve) by any of the TBD Subsidiaries, the Retained Nonutility Subsidiaries, the Powergen Group (excluding Powergen Group Holdings Ltd.), the Intermediate Companies, E.ON UK, E.ON UK plc and the LG&E Energy Group companies (excluding the Utility Subsidiaries), identifying the paying and receiving company.

Response: None

Reporting Requirement No. 13:  Paper copies of E.ON's filings on Form 20-F and reports to shareholders.

Response: Provided to the SEC staff under separate cover.

Reporting Requirement No. 14:  The amount and terms of any exempt financings consummated during the Reporting Period by LG&E or KU (in lieu of separate filing on Form U-6B-2)

Response:

Borrower	Amount	Rate	Maturity Date	Security
LG&E	$128,000,000	Variable	10-1-2033	First lien

Reporting Requirement No. 15:  The amount and terms of any exempt financings consummated during the Reporting Period by the Non-Utility Subsidiaries (in lieu of separate filing on Form U-6B-2).

Response:

Lender	Borrower	Amount	Rate	Maturity	Security
LG&E Energy	LG&E Energy Marketing	$50,000,000	2.88%	3-24-2006	none
LG&E Energy	LG&E Energy Marketing	$100,000,000	2.88%	2-14-2006	none
Lender	Borrower	Transaction Type	Principal Amount*	Security
LG&E Capital Corp.	LG&E International Inc.	Intercompany Loan	$3,786,691*	N/A

*
Reflects net change in intercompany loans during the Reporting Period

Reporting Requirement No. 16:  Market-to-Book Ratio of E.ON's common stock at the end of the Reporting Period.

Response:

Market-to-Book Ratio of E.ON's common stock as of December 31, 2003: 114%.

Reporting Requirement No. 17:  Analysis of growth in consolidated retained earnings, which segregate total earnings growth attributable to EWGs and FUCOs from that attributable to E.ON's other subsidiaries.

Response:

Increase in consolidated retained earnings for E.ON in the six-month period ended December 31, 2003:

  Consolidated retained earnings under US GAAP as of December 31, 2003: $21,216 million

  Consolidated retained earnings under US GAAP as of June 30, 2003*: $17,234 million.

  Increase in consolidated retained earnings in six-month period ended December 31, 2003: $3,982 million

Increase in consolidated retained earnings for EWGs and FUCOs in the six-month period ended December 31, 2003:

  Retained earnings of EWGs/FUCOs under US GAAP as of December 31, 2003: $12,039 million

  Retained earnings of EWGs/FUCOs under US GAAP as of June 30, 2003: $11,484 million

  Increase in consolidated retained earnings of EWGs/FUCOs in the six-month period ended December 31, 2003: $555 million.

Exchange rates used in this Reporting Requirement No. 17:

  As of December 31, 2003: 1 EURO = $1.2496

  As of June 30, 2003: 1 EURO = $1.1427

Reporting Requirement No. 18:  Statement of revenues and net income of each of E.ON's EWGs and FUCOs for the twelve months (or six months, as applicable) ended as of the end of the Reporting Period, identifying which EWGs and FUCOs were acquired during the Reporting Period.

Response:

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Reporting Requirement No. 19:  Information required by Form U-9C-3 with regard to investments in Energy-Related Subsidiaries.

Response:

During the Reporting Period, no investments were made in Energy-Related Subsidiaries pursuant to the authorization granted in the Order.

Reporting Requirement No. 20:  A schedule listing the companies that are participants in the E.ON Nonutility Money Pool and indicating the month-end money pool balance for each participant, showing whether it was a net borrower or depositor in the pool at the end of each month covered by the report.

Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b).

Exhibits

A-1
Capitalization table of E.ON AG at December 31, 2003.

A-2
Capitalization table of LG&E Energy LLC at December 31, 2003. (Confidential treatment requested pursuant to Rule 104(b), 17 CFR 250-104(b))

A-3
Capitalization table of LG&E and KU at December 31, 2003.

SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission's File No. 70-9985) to be signed on its behalf by the undersigned thereunto duly authorized.

E.ON AG

By:	/s/ KARL-HEINZ FELDMANN	By:	/s/ MICHAEL C. WILHELM
Name:	Karl-Heinz Feldmann	Name:	Michael C. Wilhelm
Title:	General Counsel and Senior Vice President	Title:	Senior Vice President, Accountant

Dated: June 23, 2004

EXHIBIT A-1

E.ON AG

        Capitalization at December 31, 2003

	Dollars (Millions)	Percentage
Short-Term Debt	9,153	12.8
Long-Term Debt (including current maturities)	18,749	26.3
Minority interest	5,826	8.2
Common Equity*	37,506	52.7

Total	71,234	100.00

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital and retained earnings.

EXHIBIT A-3

UTILITY SUBSIDIARIES

        Capitalization at December 31, 2003

(Thousands Dollars)

	LG&E	KU
Short-Term Debt	80.3	43.2
Long-Term Debt (including current portion)	798.1	687.6
Preferred Stock	70.1	39.7
Common Equity*	923.7	908.0

Total	1,872.2	1,678.5

Percentages

	LG&E	KU
Short-Term Debt	4.29	2.58
Long-Term Debt (including current portion)	42.63	40.96
Preferred Stock	3.75	2.37
Common Equity*	49.34	54.09

Total	100.00	100.00

*
Common equity includes common stock (i.e., amounts received equal to the par or stated value of the common stock), additional paid-in capital, retained earnings and minority interests.

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